BULLTICK, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52493

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bulltick, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue, Suite 2550
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William A. Herrera — 305 - 533 1541
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HLB Gravier, LLP
(Name – *if individual, state last, first, middle name*)

396 Alhambra Circle, St. 900	Coral Gables	Florida	33134
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William A. Herrera _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bulltick, LLC _____, as of December 31 _____, 20 16 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



KATERINE CALERO
MY COMMISSION # FF 228079
EXPIRES: May 22, 2019
Bonded Thru Notary Public Underwriters

_____
Signature

FINOP
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

TABLE OF CONTENTS



HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Bulltick, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Bulltick, LLC (a Florida limited liability company) as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of Bulltick, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bulltick, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

HLB Gravier, LLP
CERTIFIED PUBLIC ACCOUTNANTS

Coral Gables, Florida
February 27, 2017

396 Alhambra Circle, Suite 900, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com

HLB Gravier, LLP is a member of HLB International. A world-wide organization of accounting firms and business advisers.

BULLTICK, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash	$	71,479
Financial instruments owned, at fair value (Note 3)		8,340
Receivable from clearing brokers (Note 6)		1,962,253
Deposits with clearing brokers (Note 6)		564,702
Commissions and other fees receivable, net (Note 6)		225,386
Due from related parties (Note 7)		-
Other assets		30,826
TOTAL ASSETS	**$**	**2,862,986**

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	410,612
Securities sold, not yet purchased (Note 3)		-
Due to related parties (Note 4)		74,098
TOTAL LIABILITIES		484,710
Commitments and contingencies (Note 8)		
MEMBER'S EQUITY		2,378,276
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**2,862,986**

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Description of Business

Business and Organization
Bulltick, LLC, (the "Company") is a Delaware limited liability company and wholly-owned subsidiary of Bulltick Capital Markets Holdings, LLC which is a Delaware limited liability company.

The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), Securities Investor Protection Corporation ("SIPC") and the National Futures Association ("NFA"), and is authorized to conduct securities sales, trading and brokerage activities on a fully-disclosed basis. The Company is also a member of NASDAQ Stock Market.

The Company acts primarily in an agency capacity for its customers, located mostly within Latin America, providing customers with executions of mostly United States ("US") traded equity securities, including Exchange Traded Funds ("ETF's") and American Depository Receipts ("ADR's"), as well as assisting customers with conversions of US listed ADR's with the corresponding locally traded equities, and charging commissions and fees for these services. The Company also trades ETF's, ADRs and foreign debt securities for its own accounts, primarily on a riskless principal basis and may also earn placement fees for assisting in raising money for various entities. The Company's trading operations are in Miami, Florida with a representative office in Bogota, Colombia and a branch in Mexico City, Mexico.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Note 2 – Summary of Significant Accounting Policies

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America which require, among other things, the use of management's best judgment and the use of estimates. The estimates that affect the reported amounts in the financial statement and accompanying notes may vary from actual amounts.

Valuation of Investments in Securities at Fair Value – Definition and Hierarchy
The Company has adopted Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*. In accordance with ASC 820, fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in an orderly transaction with an independent counter-party in the principal market or the absence of a principal

Note 2 – Summary of Significant Accounting Policies (continued)

market, the most advantageous market for the investment or liability. ASC 820 establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions markets participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes.

The hierarchy is summarized in the three broad levels listed below:

Level 1 – quoted prices in active markets for identical investments

Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, credits, etc.)

Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of the investments)

See Note 3 for the fair value measurement of the Company's financial instruments and investments.

Derivative Financial Instruments
Derivative financial instruments used for trading purposes, including economic hedges of trading instruments are carried at fair value. Derivatives used for economic hedging purposes include futures. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of earnings as trading revenues.

The Company does not apply hedge accounting as defined in ASC 815, *Derivative Instruments and Hedging Activities*, as all financial instruments are measure at fair value with changes reflected in earnings. Therefore, the disclosures required by ASC 815 are generally not applicable with respect to these financial instruments.

Receivables
Receivables are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments as deemed necessary. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2016, an allowance for doubtful accounts was not considered necessary.

Note 2 – Summary of Significant Accounting Policies (continued)

Financial Instruments Owned
Financial instruments owned are comprised of equity and debt securities, all of which are classified as trading securities and are carried at their fair value based on the quoted market prices of the securities as of the measurement date. Net realized and unrealized gains and losses on trading securities are included in trading activity gains in the accompanying statement of income. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

Income Taxes
The Company is not subject to federal or foreign income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the consolidated federal income tax return of the Company's Parent therefore all current and future income tax assessments are attributable to the members of the Parent and no income tax expense is reflected in the statement of operations. Tax years that remain subject to a U.S. Federal Income tax examination are 2012 through 2016. The Company is not subject to state income tax in any of the jurisdictions that it is currently registered in. All management fees paid to foreign affiliates comply with U.S. and foreign jurisdictional rules and no tax provision is necessary.

The Company applies *"Accounting for Uncertainties in Income Taxes"* as prescribed by the *Accounting Standards Codification,* which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Under that guidance the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the each period.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Accounting Standards to be Adopted in Future Periods
Financial Instruments-Credit Losses. In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments. The guidance provides for estimating credit losses on certain types of financial instruments by introducing an approach based on expected losses. The guidance is effective in the first quarter of fiscal 2021 and early adoption is permitted in the first quarter of fiscal 2020. The Company is currently evaluating the impact of the new guidance on our financial statements.

Financial Instruments. In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities.

Note 2 – Summary of Significant Accounting Policies (continued)

The guidance affects the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements of financial instruments. The guidance is effective in the first quarter of fiscal 2019. The Company is currently evaluating the impact of the new guidance related to equity investments and the presentation and disclosure requirements of financial instruments on our financial statements. Early adoption is permitted for the accounting guidance on financial liabilities under the fair value option.

Note 3 - Securities Inventory

The Company's assets and liabilities recorded at fair value have been categorized based on the fair value hierarchy and the Company's accounting policies as disclosed in Note 2. The following table presents information about the Company's assets measured at fair value as of December 31, 2016:

Assets/Liabilities at Fair Value Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Financial instruments owned	$ 8,286	$ 54	$ -	$ 8,340
Securities sold, not yet purchased	$ -	$ -	$ -	$ -

No securities were transferred between levels during 2016.

Note 4 – Management Agreements

The Company has management agreements with entities in Miami, Florida and Mexico City, Mexico; both related by virtue of common ownership. The Company receives management and administrative services, including use of its office facilities in Miami and Mexico as well as staffing, in consideration of management fees.

At December 31, 2016, $74,098 of management fees are due to the affiliates and are included in due to related parties in the accompanying statement of financial condition. See additional related party transaction disclosures in Note 7.

Note 5 – Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the SEC, which requires the maintenance of minimum "Net Capital", as defined, of $100,000 and requires that the ratio of "Aggregate Indebtedness" to "Net Capital", each as defined, shall not exceed 15 to 1. At December 31, 2016, the Company's "Net Capital" was $2,087,652, which exceeded requirements by $1,987,652 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.2322 to 1.

Note 6 - Risk Concentrations

Clearing and Depository Concentrations
The clearing and depository operations for the Company's securities transactions are primarily provided by Pershing, LLC, whose principal office is in New Jersey. In addition, the Company maintains clearing and depository accounts for its futures, foreign exchange and other securities transactions with other clearing brokers.

At December 31, 2016, deposits at clearing brokers and the amount receivable from clearing brokers included in the accompanying statement of financial condition are held by and due from or to these brokers, including $1,608,074 due from Pershing LLC, approximately 56% of total assets, as of December 31, 2016.

Financial Instruments Owned
The Company's financial instruments holdings are subject to credit risks inherent in the issuing countries, as well as market and other risks. The financial instruments, at market, at December 31, 2016, consisted of issues from the following countries:

Country	Fixed Income Securities	Equities and Other Securities	Total Securities
Mexico	$ 7,595	$ -	$ 7,595
Others	745	-	745
Total Securities	$ 8,340	$ -	$ 8,340

Financial Instruments Sold, But Not Yet Purchased
The Company's instruments sold, but not yet purchased are subject to risks inherent in the issuing countries. As part of normal course of business, the Company may have short-sale liabilities which are normally collateralized by a portion of the receivable from the clearing brokers. The Company had no financial instruments sold, not yet purchased as of December 31, 2016

Note 6 - Risk Concentrations (continued)

Futures Trading Risks
The Company may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and are used to meet the needs of customers, conduct trading activities, and manage market risk and are, therefore, subject to varying degrees of market and credit risk.

Futures provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. There were no open trades in futures positions at December 31, 2016.

Other Risk Concentrations
In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing brokers extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company may execute customer transactions involving the sale of financial instruments not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations.

Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customers activities by establishing limits on trading activity and, when applicable, by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 7 – Related Party Transactions

Due to Related Parties
The Company has management fees payable to affiliates as described in Note 4 of $74,098 as of December 31, 2016.

Note 8 – Commitments and contingencies

Pursuant to one of its clearing agreements, the Company must increase its required deposit held with this clearing organization by $35,700 each quarter, commencing July 2017 and every three months thereafter until April 2019 when a final payment of $35,800 is due, for a total of an additional $250,000. Such required clearing deposits are considered allowable assets for purposes of net capital computations.

In the normal course of business, the Company is involved in regulatory examinations, regulatory inquiries and similar regulatory reviews, both formal and informal, concerning matters arising in connection with its businesses. The Company recognizes a liability, and corresponding charge to its earnings, when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Management believes, based on currently available information, that the results of any such reviews, in the aggregate, will not have a material adverse effect on the Company's financial statements.

Note 9 – Subsequent Events

In accordance with ASC 855, *Subsequent Event,* the Company has evaluated subsequent events and transactions for potential recognition or disclosure through February 27, 2017, which is the date the financial statements were available to be issued, and determined that there were not any significant items affecting the accompanying financial statements or requiring disclosure.